Agincourt Capital Management, LLC

Code of Ethics

Adopted by the Management Team November 2008

Amended December 2009

Further Amended February 2015

This Code of Ethics reflects Agincourt’s Standards of Conduct. Agincourt owes fiduciary duties to our clients, and this Code applies to all Agincourt Associates. It is the policy of Agincourt for associates to adhere to all relevant Federal, State and local laws. Associates shall conduct themselves with integrity and act ethically in their dealings with clients, the public and fellow associates. Associates shall maintain knowledge of and comply with all applicable laws and regulations of any governing agency, including the use and communication of material and nonpublic information. Associates shall not commit any criminal act that materially reflects adversely on his or her honesty or trustworthiness, nor engage in conduct involving dishonesty, fraud, deceit or misrepresentation.

As an internal guideline, all Agincourt associates who provide investment advice to clients are encouraged to obtain the CFA professional designation that attests to substantial qualifications, ethical and professional standards of the investment management business. High ethical standards are critical to maintaining the public’s trust in financial markets and in the investment profession.

Agincourt Associates should:

•	Acknowledge their receipt of the latest copy of this Code of Ethics annually when provided.

•	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, or colleagues.

•	Agincourt associates have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. Associates must act for the benefit of clients and place clients’ interests before Agincourt’s or their own interests. Associates must deal fairly and objectively with all clients when providing investment analysis, making investment recommendations, taking investment action, or engaging in other professional activities.

•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities. Associates must not knowingly make any misrepresentations relating to investment analysis, recommendations, actions, or other professional activities.

•	Keep information about current, former, and prospective clients confidential unless (1) the information concerns illegal activities on the part of the client or prospective client, or (2) disclosure is required by law, or (3) the client or prospective client permits disclosure of the information.

•	Promote the integrity of, and uphold the rules governing, capital markets. Insider trading is a criminal offense that can subject the perpetrator to fines and jail terms, and Agincourt to significant fines. Associates who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information. Associates must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants. Investment transactions for clients must have priority over any personal investment transactions.

•	When communicating investment performance information, associates must make reasonable efforts to ensure that it is fair, accurate, and complete. Associates should follow all CFA GIPS Guidelines regarding performance measurement and presentation.

Personal Trading Guidelines

All associates are deemed to be “access persons” under Rule 204A-1 of the Investment Advisors Act. Associates must never make changes in their personal investments based on confidential information relating to Agincourt. No associate will trade for their personal account based on knowledge of trades by a Portfolio Manager. Agincourt associates are expected to maintain the highest standards of personal integrity with regard to any personal securities activities. The mere appearance of impropriety is to be avoided due to the position of public trust in which Agincourt operates. Any Associate participating in any IPO or Private Placement must get prior approval from Agincourt’s CCO.

Associates will report, on a quarterly basis no later than 30 days following the end of each quarter, all securities owned and all securities transactions executed during the previous quarter. These reports are provided to the Associate Compliance Officer and are reviewed by the CCO.

Political Contributions Restricted

The Securities and Exchange Commission prohibits an investment adviser from providing advisory services for compensation to a government client for two years after the adviser or certain of its executives or employees make a contribution to certain elected officials or candidates. Also prohibit, an adviser may not provide or agree to provide, directly or indirectly, payment to any third party for a solicitation of advisory business from any government entity on behalf of such adviser.

Agincourt associates will refrain from making any political contributions which might trigger Agincourt’s prohibition from managing the assets of any current or prospective client.

Reporting known or suspected violations

Any Associate, who becomes aware of or suspects that a Violation of this Code of Ethics has occurred, should immediately report what they know to Agincourt’s Chief Compliance Officer, or to another member of the Management Team.

Recordkeeping by Agincourt

Agincourt’s CCO shall cause records to be kept of any reported violations, and actions taken in response to violations. Other records to be kept include a list of names of all access persons, personal securities reports by access persons, and any records of decisions approving access person’s participation in any IPO or Private Placement.

Adopted February 2015 by Agincourt Management Team